Exhibit 99.4

NICE Enlighten XO Receives 2022 Industry Award from Speech Technology for Boosting Contact Center Performance with AI-Based Solutions

Enlighten XO advanced AI builds smart self-service, delivering CXi through a unified suite of applications on the CXone platform

Hoboken, N.J., December 8, 2022 – NICE (Nasdaq: NICE) today announced that Speech Technology magazine has named NICE a 2022 Top Ten Speech Industry award winner for boosting contact center performance and functionality with its artificial-intelligence (AI) based capabilities powered by its Enlighten AI engine, as well as NICE CXone’s advanced analytical and digital capabilities. The Speech Telephony awards program recently highlighted developments in speech technologies across a range of industries and advanced technology providers.

According to Speech Technology, “When it comes to cloud contact center solutions, one could easily make the case that NICE CXone is among the leading integrated platforms in the industry. And in the past year, NICE really boosted performance and functionality with a slew of artificial intelligence-based capabilities powered by its Enlighten AI engine.”
Speech Technology continued, “An example is the new Enlighten XO, which automatically generates insights from human conversations to build smart self-service with advanced AI. Enlighten XO analyzes 100 percent of interactions from any voice or text platform to discover opportunities for automation. Purpose-built AI models identify customer intents, training phrases, and problem-solving activities.”

Speech Technology also pointed out other contributions by NICE to contact center performance excellence:

•
NICE Customer Experience Interactions (CXi) is a framework delivered through a unified suite of applications on the CXone platform. CXi empowers organizations to meet customers wherever their journeys begin, enables resolution through AI and data-driven self-service, and prepares agents to resolve customer issues. The CXi approach combines CCaaS, workforce optimization, speech and text analytics, artificial intelligence, and digital self-service.

•
NICE introduced Enlighten AI for Complaint Management, which automatically identifies and categorizes consumer complaints and automates the remediation process. Driven by NICE’s AI engine, the solution analyzes 100 percent of interactions across all communication channels and operationalizes root-cause insights to protect organizations from reputational and compliance risks. NICE Enlighten AI for Complaint Management also serves as an early warning system, notifying companies of the potential risk of regulatory action.

•
NICE partnered with Google Cloud, integrating CXone with Google Cloud Contact Center Artificial Intelligence (CCAI), enabling intelligent natural language capabilities across the customer journey, including self-service bots and agent-facing virtual assistants. CXone Virtual Agent Hub allows businesses to expand their customer self-service capabilities with conversational bots for voice and chat that leverage Google Cloud’s Contact Center AI.

“NICE is taking the digital-first customer experience to the next level through the power of AI,” said Barry Cooper, President, CX Division, NICE. “We are proud to receive this important award that reinforces our role as an industry leader helping brands deliver data-driven, actionable insights in real time as they automatically learn from every interaction.”

For further information on NICE Enlighten AI for CX, please visit our website here.

About Speech Technology
Information Today, Inc. (ITI), located in Medford, N.J., is the parent company of Speech Technology Media, producers of Speech Technology magazine, SpeechTechMag.com, and the SpeechTEK conference. SpeechTEK and Speech Technology magazine are recognized worldwide as the leading sources of news, information, and analysis relating to the speech technology industry. Both provide additional sources of news, information, and analysis through online communities at speechtek.com and speechtechmag.com, and opt-in electronic distribution networks, STM eWeekly, and The Speech Technology Bulletin.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE marks, please see www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.